EXHIBIT 107

Filing Fee Table

Form S-1

(Form Type)

ARTIFICIAL INTELLIGENCE TECHNOLOGY SOLUTIONS INC.

(Exact Name of Registrant as Specified in its Charter)

Title of Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Aggregate Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.00001 par value(1)	1,250,000,000	$0.01	$12,500,000	$1,377.50
Total Number of Securities to be Registered	1,250,000,000	$0.01	$12,500,000	$1,377.50